
Mail Stop 3561

June 11, 2010

Christopher A. Halmy
President
Capital Auto Receivables LLC
Central Originating Lease Trust
200 Renaissance Center
Detroit, Michigan 48265

>   **Re: Capital Auto Receivables LLC**
>   **Central Originating Lease Trust**
>   **Form S-3**
>   **Filed May 17, 2010**
>   **File No. 333-166889**

Dear Mr. Halmy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act

Rule 462(d) and Item 1100(f) of Regulation AB. To the extent your disclosure, such as under The Notes section on page S-43 of the prospectus supplement and under The Transfer and Servicing Agreements section on page S-46 of the prospectus supplement state that you will file any documents "following the initial issuance of the notes," please revise your disclosure accordingly.

Prospectus Supplement

Summary, page S-3

2. Please add a brief summary discussing the size and characteristics of the asset pool. Include a discussion of any modified or exception leases. In this regard we note your discussion of waivers, modifications and extensions on page 20 of the base prospectus. Refer to Item 1103(a)(2) of Regulation AB.

3. We note your disclosure on page S-21 of the prospectus supplement that in 2008 and early 2009 "certain" of Ally Financial's privately-placed auto lease securitizations experienced early amortization trigger events as a result of residual value losses. Please disclose the number of securitizations that have experienced such a trigger event.

Appendix A: Static Pool Data

4. Please incorporate Appendix A into the prospectus. We note your statement on page A-1 that "[t]he following information is not a part of the prospectus or the registration statement."

Base Prospectus

The Depositor, page 11

5. Please define the "other financial assets" in the carryover sentence from page 11 of the base prospectus to page 12 of the base prospectus.

The Transfer and Servicing Agreements, page 48

6. We note your statement on page 52 of the base prospectus that "[t]he revolving period will not exceed three years in length." Please confirm that the revolving period will not exceed three years in length from the date of issuance.

7. We note your disclosure on page 52 of the base prospectus that you contemplate using a prefunding period. Please provide form of disclosure in brackets in your summary section of the prospectus supplement to indicate that you will provide all of the information required by Item 1103(a)(5) as applicable. Additionally

please revise the prospectus supplement to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

8. We note your disclosure on page 60 of the base prospectus that "credit enhancement for a series of securities may cover one or more other series of securities." We note similar in the last sentence of the fourth full paragraph on page 60 regarding credit enhancements covering "more than one class or series of securities." Please advise how a credit enhancement for one series can cover another series of securities.

Undertakings, page II-1

9. We note that you have provided static pool information in Appendix A and have also included undertakings on page II-4 regarding the provision of static pool information via website. Please advise.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 if you have questions regarding these comments.

Sincerely,

John Stickel
Attorney-Advisor

cc: Elizabeth A. Raymond, Esq.
        Fax: (312) 706-8192